     Exhibit 12.1
Computation of Ratio of Earnings to Fixed charges

								Pro	Pro
	Actual							forma	forma
	For the year ended June 30,					For the Six Months Ended December 31,		For the year ended	For the six months ended
	2005	2006	2007	2008	2009	2008	2009	June 30, 2009	December 31, 2009
Net (loss) income	(357)	6,965	(32,203)	43,364	(6,822)	20,836	12,403	(6,822)	12,403
Adjustments
Income tax provision	19,986	27,517	37,735	36,015	15,023	15,609	13,870	15,023	13,870
Total fixed charges	40,438	36,719	38,011	64,459	61,369	31,308	32,686	106,912	59,555

Income	60,067	71,201	43,543	143,838	69,570	67,753	58,959	115,113	85,828

Fixed charges
Interest expense	32,192	27,705	29,701	41,319	40,837	20,755	22,915	85,735	49,583
Deferred issuance costs amortization	1,686	1,997	1,761	3,059	2,859	1,459	1,551	3,504	1,752
Imputed interest expense	6,560	7,017	6,549	20,081	17,673	9,094	8,220	17,673	8,220

Total fixed charges	40,438	36,719	38,011	64,459	61,369	31,308	32,686	106,912	59,555

Ratio of Earnings to fixed charges	1.5	1.9	1.1	2.2	1.1	2.2	1.8	1.1	1.4